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                              May 23, 2024

       Ophir Sternberg
       Chief Executive Officer
       Lionheart Holdings
       4218 NE 2nd Avenue
       Miami, FL 33137

                                                        Re: Lionheart Holdings
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 10,
2024
                                                            CIK No. 0002015955

       Dear Ophir Sternberg:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 10, 2024

       Risks Relating to Our Securities
       The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering . . . , page 74

   1. We note your disclosure that the non-managing sponsor investors are interested in purchasing
"substantially all of the units in this offering,    but that none has
expressed an
                                                        interest in purchasing
more than 9.9% of the units sold. Please state the number of non-
                                                        managing sponsor
investors who have expressed an interest in purchasing units in the offering and address
whether the limited number of public shareholders would impact the company's listing
eligibility.

              Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
       have questions regarding the financial statements and related matters. Please contact Ronald
 Ophir Sternberg
Lionheart Holdings
May 23, 2024
Page 2

(Ron) E. Alper at 202-551-3329 or Isabel Rivera at 202-551-3518 with any other questions.



                                                          Sincerely,
FirstName LastNameOphir Sternberg
                                                          Division of
Corporation Finance
Comapany NameLionheart Holdings
                                                          Office of Real Estate
& Construction
May 23, 2024 Page 2
cc:       Stuart Neuhauser
FirstName LastName